FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen, Futian District
518033, People’s Republic of China
Tel.: (86) 755 83 67 9378

January 18, 2012

By EDGAR Transmission

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Fifth Season International, Inc.
Form 8-K/A
Filed December 16, 2011
File No. 000-53141

Dear Mr. Reynolds:

     We hereby submit the responses of Fifth Season International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 4, 2012, providing the Staff’s comments with respect to Amendment No. 3 to the Company’s current report on Form 8-K filed on December 16, 2011 (the “Form 8-K”), along with Amendment No. 4 to the Form 8-K (the “Amendment”).

     We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
January 18, 2012

Form 8-K/A, filed December 16, 2011

General

1.

We note your response to comment one from our letter dated July 13, 2011 and the statement on page 17 that your “stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.” Please revise to reconcile with your disclosure obligations, including Item 404 of Regulation S-K. Also, please revise page 50 and the discussion of conflicts of interest, which currently focus on whether affiliates also engage in your types of businesses, to also address other types of conflicts. For example, it appears that your Chief Operating Officer is the Deputy General Manager of an entity with which you had transactions in 2010 totaling over $12 million.

     RESPONSE: Since our last communication with the Staff in October 2012, we have adopted the Fifth Season International, Inc. Interested Transactions Policy and Procedures (the “Policy”). Under the Policy, all Interested Transactions are subject to approval or ratification in accordance with the procedures set forth in the Policy and summarized below.

     The Policy defines an “Interested Transaction” as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) the Company is a participant, and (3) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A “Related Party” is defined as any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K, proxy statement or other disclosure including the information required by Form 10, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of the Company’s common stock, or (c) immediate family member of any of the foregoing.

     Under the Policy, the Board of Directors or a committee established by the Board of Directors must review the material facts of all Interested Transactions that require approval or ratification under the Policy and either approve or disapprove entry into the Interested Transaction, subject to the exceptions described below. If advance Board approval of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Board determines it to be appropriate, ratified at the Board’s next regularly scheduled meeting.

     In determining whether to approve or ratify an Interested Transaction, the Board will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Party’s interest in the transaction. Under the Policy, no director may participate in any discussion or approval of an Interested Transaction for which he or she is a Related Party, except that such director may provide all material information concerning the Interested Transaction to the Board.

     If an Interested Transaction will be ongoing, the Board may establish guidelines for our management to follow in its ongoing dealings with the Related Party. Thereafter, the Board, on at least an annual basis, must review and assess ongoing relationships with the Related Party to see that they are in compliance with the Board’s guidelines and that the Interested Transaction remains appropriate.

Standing Pre-Approval for Certain Interested Transactions

     The Board has reviewed the types of Interested Transactions described below and determined that each of the following Interested Transactions shall be deemed to be pre-approved by the Board, even if the aggregate amount involved will exceed $100,000.

Division of Corporation Finance
January 18, 2012

     a. Employment of Executive Officers. Any employment by the Company of an executive officer if (a) the related compensation is required to be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements; or (b) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements if the executive officer was a “named executive officer,” and the Board or a compensation committee established by the Board approved (or recommended that the Board approve) such compensation.

     b. Director Compensation. Any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements;

     c. Certain Transactions with other Companies. Any transaction with another company at which a Related Party’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2 percent of that company’s total annual revenues;

     d. Certain Company Charitable Contributions. Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Party’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $1,000,000, or 2 percent of the charitable organization’s total annual receipts;

     e. Transactions Where All Shareholders Receive Proportional Benefits. Any transaction where the Related Party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g. dividends).

     f. Transactions Involving Competitive Bids. Any transaction involving a Related Party where the rates or charges involved are determined by competitive bids.

     g. Regulated Transactions. Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

     h. Certain Banking-Related Services. Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

     In addition to the foregoing Interested Transactions, the board of directors has delegated to the Chief Financial Officer and Chief Executive Officer the authority to pre-approve or ratify (as applicable) any Interested Transaction with a Related Party in which the aggregate amount involved is expected to be less than $250,000. In connection with each regularly scheduled meeting of the Board, a summary of each new Interested Transaction pre-approved by the Chief Financial Officer and Chief Executive Officer must be provided to the Board for its review.

     The Board has considered our ongoing Interested Transactions with each of Yinli Decorative Lighting Co. Ltd. (“Yinli”), Hangzhou Huaren Costume Co., Ltd. (“Huaren”) and Hangzhou Hengding Plastics and Wood Tools Co., Ltd. (“Hengding”) and has determined that they are appropriate. We purchase lighting products from Yinli, as well as engage them for property renovation projects at the same or better rates as we would have from an unrelated third party and we sell our products to Huaren and Hengding at the same or similar rates as we would to a third party customer. With respect to our guarantee of Huaren’s loan, the provision of third party guarantees is a usual and customary occurrence among both affiliated and non-affiliated companies to secure loans from China’s highly restricted banks.

2.

We note your revised disclosure in response to comment two of our letter dated October 5, 2011 and we partially reissue the comment. We cannot locate a section titled “Loan Commitments.” Please revise your cross reference to lead the reader to the appropriate section that discusses the liens to which you refer. Also, with a view to clarifying disclosure about your investment policies, advise us of the approximate percentage of your historic real estate activities that you engage in for possible capital gain as opposed to income.

Division of Corporation Finance
January 18, 2012

     RESPONSE: We have revised our disclosure on page 50 of the Amendment as requested to reflect that some of our commercial properties are encumbered by mortgages disclosed under the “Properties – Commercial Properties” heading in the Amendment. If we cannot repay these loans, these mortgaged commercial properties may be sold by the banks with the proceeds used to cover such loans. If this happens, we will lose the income generated from these properties.

     As at December 31, 2010, the carrying amount of the properties held by us in Shanghai and Jiashan was RMB69 million (approximately, $10.39 million) and RMB44 million (approximately, $6.62 million) respectively, and the estimated market value was RMB252 million (approximately, $37.95 million) and RMB107 million (approximately, $16.1 million) (by reference to the market price of the similar properties at December 31, 2010) respectively. We enjoyed a total estimated appreciation of RMB246 million (approximately, $37 million), which was a possible capital gain as at December 31 2010. We recognized rental income of RMB10 million (approximately, $1.5 million) from the leasing business of these two properties in 2010. For the properties located in Shanghai and Jiashan, our possible capital gain was around 25 times more than the rental income as at December 31, 2010. We may assign or transfer our commercial properties to unrelated third parties if we believe that such property is underperforming or has become overvalued. For now our management believes that the market price of our properties will increase in line with the projected PRC economic growth in the coming years. Accordingly, rather than assign or transfer such property, we lease them out to earn rental income.

Business Overview, page 4

3.

We note from your disclosure that you act as a “middleman” connecting supplier and buyers for your wholesale goods. In addition, it appears from your disclosure that revenue you earn is the difference in the price you pay to suppliers and the price for which you sell to buyers and the product is shipped directly to the buyer by the supplier. Please provide us with a detailed discussion of your revenue recognition under the guidance of FASB ASC 605-45, including your analysis of each of the criteria therein.

     RESPONSE: The factors or indicators set forth in below table are considered in our evaluation:

Indicators set forth in FASB ASC605-45-45	Analysis	Exist/Does Not Exist
A. Indicators of Gross Revenue Reporting:
The Entity Is the Primary Obligor in the Arrangement	According to our sales contracts with customers, we are responsible for providing products ordered by our customers by fulfilling such sales contracts. Our suppliers are not involved in any of our sales contracts and do not have any obligation to our customers. Therefore, we are the primary obligor in our sales arrangement.	Exist
The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return	According to our purchase contracts, we are only allowed to negotiate with our suppliers to return unqualified goods provided within 3 days upon delivery (the “guarantee period”). After the guarantee period provided by a supplier, we are obligated to pay for the goods purchased, regardless of whether the customer returns the goods within the guarantee period. Therefore, we have general inventory risk before a customer receives the goods or upon customer returns.	Exist

Division of Corporation Finance
January 18, 2012

The Entity Has Latitude in Establishing Price	We independently determine and negotiate prices with our suppliers and customers. Therefore, we have latitude in establishing price.	Exist
The Entity Changes the Product or Performs Part of the Service	We usually specify the requirement to the supplier to provide or manufacture goods according to our customer orders, therefore we do not need to physically change the products.	Does Not Exist
The Entity Has Discretion in Supplier Selection	We have multiple suppliers for a product. For example, we purchase metals from Guangdong Yuehe Mining Co., Ltd. and Guangdong Guanghong International Trade Co., Ltd. In addition, although our customers have specific requirements on the quality of goods ordered, they are not involved in the selection of our suppliers. Therefore, we have discretion in supplier selection.	Exist
The Entity Is Involved in the Determination of Product or Service Specifications	We provide goods according to our customers’ requirements, including the type, nature or characteristics of the product. However, we perform assessment before we accept customer orders and in some circumstances we negotiate with the customer for alternative products that can meet their demand.	Does Not Exist
The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping	As we take title to the product after a customer order has been received, but before the product has been transferred to a carrier for shipment, we bear the physical loss inventory risk	Exist
The Entity Has Credit Risk	We are responsible for collecting all the payment from a customer. In practice, we sometimes orally offer credit terms, usually one to three months, based on negotiations with such customers. At the same time, we are obligated to pay the bill owed to a supplier after the goods are delivered. In some circumstances we are also required to make advance deposits with suppliers, and where products are in high demand, we sometimes place orders and pay in advance for such products, regardless of whether we have received customer orders for such items or whether payment has been collected in full from a customer. Therefore, we assume all the credit risk for the amount billed to customers.	Exist
B. Indicators of Net Revenue Reporting
The Entity's Supplier Is the Primary Obligor in the Arrangement	As the analysis made above, our suppliers are not involved in any of our sales contract and do not have any obligation to our customers. We do not have any agreements with suppliers to return any unsold products to them.	Does Not Exist
The Amount the Entity Earns Is Fixed	We determine/negotiate the selling price/purchase price by reference to market information and therefore the selling price/purchase is not a fixed amount per transaction or a fixed percentage of the amount billed to customers/billed by suppliers. Therefore, our earned amount is not fixed.	Does Not Exist

Division of Corporation Finance
January 18, 2012

The Supplier Has Credit Risk	As the analysis made above, we are obligated to pay the suppliers for the goods delivered, regardless of whether we collect the entire sales price from customers.	Does Not Exist

     Based on the above analysis, we conclude to report our revenue gross as a principal.

4.

We note your response to comment five of our letter dated October 5, 2011 and we partially reissue the comment. Please further break-down the percentage of revenues income from commercial real estate activities by real estate activity. For instance, disclose the percentage of real estate revenue generated from leasing activities, from investing activities and from property assignment.

     RESPONSE: We have expanded our disclosure under the “Results of Operations” heading to further breakdown the percentage of income from commercial real estate activities by real estate activity.

     Revenue from our real estate operations segment increased by 333%, to $1.7 million in 2010, from $0.4 million in 2009. The increase was primarily due to: (1) our acquisition of a commercial property and two property leasing companies in Shanghai in 2009, which generated revenue of $1.3 million in 2010 and $0.3 million in 2009; (2) the establishment of two property leasing companies in Wuxi and Liyang in November 2009, which generated revenue of approximately $0.35 million in 2010 and nil in 2009; and (3) the contribution of a business combination that closed in late 2010.

  Investing Activities – We acquire and renovate undervalued companies with commercial property leasing businesses in Tier 2 and 3 cities in China. When such properties are fully renovated, we generate rental income through leasing them to clients such as clothing retailers and supermarket chains. In a general investment procedure, we mainly generate lease revenue and incur acquisition and renovation costs. We recorded a gain on business combination of $10.7 million in 2010, as compared to nil in 2009, in connection with our 2010 acquisition of Shandong Commercial which is discussed in the Note 4 to our consolidated financial statements.

  Property Management – None of our clients have taken advantage of our property management services to date and so we recorded nil management fees and related expenses for the years ended December 31, 2010 and 2009.

  Property Assignment – We may assign or transfer our commercial properties to unrelated third parties if we believe that such property is underperforming or has become overvalued. When we assign such property, we generate sales revenue and our relevant property right is transferred to the purchaser. No revenue applicable to property assignment was recognized for the years ended December 31, 2010 and 2009, because no commercial property was sold during the period.

  Commercial Leasing – We lease commercial properties, such as department stores, and karaoke lounges, to third party customers in China. We earn revenues through the receipt of monthly lease payments from our tenants, most of which are department store tenants. We also earn revenue from occasionally providing consulting services to third party property owners who wish to sell or lease commercial properties. Revenue from commercial leasing increased by 333%, to $1.7 million in 2010, from $0.4 million in 2009. The increase was primarily due to the same factors listed for our general revenue increase.

     Rental property expenses are expenses associated with our ownership and operation of rental properties and include expenses that vary somewhat proportionately to occupancy levels, such as common area maintenance and utilities, and expenses that do not vary based on occupancy, such as property taxes. Depreciation and amortization is a non-cash expense associated with the ownership of real property and generally remains relatively consistent each year, unless we buy, place in service or sell assets, since we depreciate our properties and related building and tenant improvement assets on a straight-line basis over a useful life. Expenses applicable to our real estate operation segment increased by 941% to $1.9 million in 2010, from $0.2 million in 2009. The increase was primarily due to the increase in depreciation expense, rental expense and other related cost resulted from our recent business acquisition activity and the full year contribution of our subsidiaries established in late 2009.

Division of Corporation Finance
January 18, 2012

  Investing Activities – On December 17, 2010, pursuant to the terms of Equity Sale and Purchase Agreements, dated November 1, 2010 and December 16, 2010, respectively, by and among TFS Department Store and three original individual stockholders, we completed the acquisition of 100% of the equity interest of Shangdong Commercial and its subsidiary Zibo Lomo. The total consideration was RMB10.2 million (approximately $1.53 million) in cash, which was paid in December 2010.

  Property Management – None of our clients have taken advantage of our property management services to date and so we recorded nil expenses for the years ended December 31, 2010 and 2009.

  Property Assignment – There are no expenses related to our property assignment activities for the years ended December 31, 2010 and 2009.

  Commercial Leasing – Expenses applicable to commercial leasing increased by 941% to $1.9 million in 2010, from $0.2 million in 2009. The increase was primarily due to the same factors listed for our general increase in expenses.

5.

We note your revised disclosure and your response in regards to comment seven of our letter dated October 5, 2011. However, the bracketed information appears to be incomplete. Please revise accordingly. Also, please revise to clarify the differences between your wholesale business involving copper and other raw materials and your wholesale business involving other products, such as “lamps,” “clothing,” and transactions between TFS and Yinli Decorative Lighting.

     RESPONSE: We corrected our disclosure under the “Business Overview” heading to reflect our disclosure elsewhere in the Amendment that prior to November 2011, we also engaged in online sales of general consumer products manufactured by third-parties, including small home appliances (such as kitchenware and soybean blenders), toys, clothing, footwear, luggage and accessories, however, we discontinued this business in November 2011 in order to comply with PRC government prohibitions of engagement in such activity by foreign invested companies. Our suppliers of small home appliances and other finished products were generally small manufacturers or assemblers of finished goods for sale to wholesalers and retailers. We entered into installment purchase agreements with such suppliers of finished products and took delivery and stored a portion of such products in a leased 600-square-meter storage facility located in Hangzhou, China, to store small home appliances. Once we identified a buyer for the products, we accepted payment from the buyer and either delivered the products from our storage facility or arranged for delivery directly to the buyer. During fiscal year 2009 and 2010 we did not incur any expense for the storage of these finished products. Now that our online business has been discontinued, we do not expect to continue using this storage facility.

     We have also expanded our disclosure under the “Business Overview” heading to reflect that our procedures for the wholesale of copper and other raw materials is the same as our procedures for selling lamps, clothing and other items, except that in our wholesale of clothing, we sometimes stored the goods in our storage facility prior to resale.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

6.

We note response to comment 11 of our letter dated October 5, 2011 and we partially reissue the comment. Please revise to clarify the “covenants and other requirements” with which you are in compliance with respect to your outstanding debt and explain the degree to which you are in compliance with them in approximate quantified terms. Furthermore, please note that such information must be provided for your loan agreements through April 6, 2011, when your Form 8-K was filed.

Division of Corporation Finance
January 18, 2012

     RESPONSE: We have revised our disclosure under the “Liquidity and Capital Resources – Financing Activities – Loans Commitments” to include the following the covenants and other requirements with which we are in compliance in our outstanding loans as at April 6, 2011:

  On February 18, 2011, TFS GM entered into a loan agreement with Lishuang Lu, an unrelated third party, for a loan in the principal amount of $3,640,800. The loan from Ms. Lu was secured by certain properties as collateral, and was guaranteed by Mr. Lianmo Wu, our president and director, and Ms. Zhumin Zhang, our Chief Financial Officer. The loan is repayable in 2 months at an annual interest rate of 19.44%. If TFS GM fails to repay the loan on time without obtaining Lishuang Lu’s consent, in addition to paying the interest agreed on in the loan agreement, TFS GM is also obligated to pay liquidated damages in an amount equal to 20% of the loan. TFS GM remained in material compliance with the terms and conditions of the loan and the loan was repaid on April 11, 2011.

  On February 21, 2011, TFS GM entered into a loan agreement with Mingyou Chen, an unrelated third party, for a loan in the principal amount of $5,006,100. The loan from Mr. Chen was secured by certain properties as collateral, and was repayable in 3 months at an annual interest rate of 22.8%. If TFS GM breaches the loan agreement, it has to pay liquidated damages in an amount equal to 20% of the loan, and if TFS GM repays the loan more than three days after the due date, TFS GM is obligated to pay an additional penalty equal to 0.5% of the unpaid portion of the loan. TFS GM remained in material compliance with the terms and conditions of the loan and the loan was repaid on April 12, 2011.

  On February 27, 2011, TFS GM entered into a loan agreement with Shanghai Fuxing Pawnshop Co., Ltd., an unrelated third party for a loan in the principal amount of $2,578,900. The loan was secured by certain properties as collateral, and was repayable in 2 months at an annual interest rate of 36%. If TFS GM breaches the loan agreement, it has to pay liquidated damages in an amount equal to 20% of the loan. For late repayment for less than five days, TFS GM is obligated to pay 0.5% of the un-repaid amount of the loan. TFS GM remained in material compliance with the terms and conditions of the loan and the loan was repaid on April 21, 2011.

  On February 21, 2011, TFS GM entered into a loan agreement with Shanghai Shencai Pawnshop Co, Ltd., an unrelated third party, for a loan in the principal amount of $841,935. The loan was secured by certain properties as collateral, and was repayable in 2 months at an annual interest rate of 36%. If TFS GM repays the loan more than five days after the due date, TFS GM is obligated to pay 0.3% of the amount of the unpaid portion of the loan plus other costs, including interest, legal expenses, property seizing fee, and other compensation. TFS GM is also obligated to pay liquidated damages in an amount equal to 20% of the loan. TFS GM remained in material compliance with the terms and conditions of the loan and the loan was repaid on April 21, 2011.

  On January 28, 2011, Shandong TFS entered into an entrustment loan agreement with CITIC Bank (as trustee on behalf of Shendong Shenli Steel Pipe Co., Ltd.), an unrelated third party, for a loan in the principal amount of $45,510,000. The loan is unsecured and is repayable in 12 months at an annual interest rate of 15%, payable each month by Shandong TFS. An Entrusted Loan is a form of agency service provided by banks in China. In this case, CITIC Bank acts as the trustee to lend out money on behalf of Shendong Shenli Steel Pipe Co., Ltd. (the “Trustor”). The Trustor provides instruction which specifies target borrowers, use of funds, loan term, interest rate, project organizer and beneficiary. CITIC Bank will not assume liability for the repayment of the loan on behalf of the borrower if the loan is not repaid upon maturity of the loan. Shandong TFS must submit a written request to CITIC Bank and the Trustor 30 days in advance to obtain their consent to prepay the loan, and the repayment schedule will become mandatory unless the due date is extended by CITIC Bank and the Trustor upon 15 days’ written notice from Shandong TFS. During the term of the loan, Shandong TFS is required to notify the Trustor and CITIC Bank of, and seek advance written consent for, any major changes to its operational policies, including without limitation equity transfers, restructuring, mergers, divisions, joint ventures, cooperation, joint operation, leases, or amendment to the its business scope or registered capital. In addition, Shngdong TFS needs to obtain consent from the Trustor in writing for transferring its debt liability, leasing its major assets or using its major assets to provide security for other debt obligations.

On February 23, 2011, Fifth Season HK entered into a loan agreement with Mr. Shaoping Lu, our Chief Executive Officer and Director, for a loan in the principal amount of $4,250,000. The loan from Mr. Lu was guaranteed by Mr. Lianmo Wu, our president and director, and by his wife, Ms. Chushing Cheung. The loan is repayable in 2 years at an annual interest rate of 12%. The purpose of the loan is for purchasing properties in Zibo, Shandong. The loan is secured by the entire assets of Fifth Season HK, Mr. Wu and Ms. Cheung. The repayment must be made in Renminbi at the official foreign exchange rate of the PRC on the day of the repayment, and must be used to first settle penalty interest, handling charge and overdue fines (if any), and then to settle the interest and the principal. Mr. Lu is entitled to rescind the loan agreement if any of the following circumstances occurs: (1) Fifth Season HK provides untrue information, (2) the repayment of the loan is overdue for more than 5 days, (3) the loan is used outside of the permitted purpose, (4) Fifth Season HK fails to inform Mr. Lu of a material change, (5) Fifth Season HK provides a third-party guarantee without informing Mr. Lu in writing 30 days in advance, (6) Mr. Wu and Ms. Cheung commence divorce proceedings or (7) Fifth Season HK breaches the loan agreement

Directors and Executive Officers, Promoters and Control Persons, page 45

7.

We note your revised disclosure in response to comment 13 of our letter dated October 5, 2011. Page 32 continues to state the Ms. Chushing Cheung, in part, “manage[s] the working capital of the Company.” Please revise your disclosure to reconcile this disclosure and your revised disclosure under this heading on page 47.

     RESPONSE: We have corrected our disclosure under the “Liquidity and Capital Resources—Investing Activities” to reflect that the related parties and the Company are under the common control of Mr. Lianmo Wu, who manage the working capital of the Company and the related parties as a whole in certain circumstances, and the Company would obtain short-term financing with no interest from these related parties when necessary.

Executive Compensation, page 48

8.

We note your revised disclosure in response to comment 15 of our letter dated October 5, 2011. Please further revise to clarify the effective period for the executives’ noncompetition and confidentiality covenants. In this regard, we note you list two effective periods for three executives.

Division of Corporation Finance
January 18, 2012

     RESPONSE: We have revised our disclosure under the “Executive Compensation—Summary of Employment Agreements and Material Terms” heading to clarify that our executives are subject to confidentiality and non-competition covenants according to their employment agreements. The non-competition covenants remain effective until 36 months after termination of the employment agreements and the confidentiality covenants remain effective for 60 months after termination of the employment agreements.

Exhibits

9.

We partially reissue comment 19 of our letter dated October 5, 2011. Exhibits 10.5 and 10.9 appear to be missing exhibits, schedules or attachments. In this regard, we note that Exhibit 10.5 references attachments one through three, and further note the cancellation notice referred to in your response has not yet been filed as an exhibit, and that Exhibit 10.9 references an appendix one. Please revise or advise.

     RESPONSE: We have located and have included Appendix 1 to the Property Lease Contract, dated July 15, 2010, between First Branch of Tengzhou Xinxing Real Estate Development Co., Ltd. and The Fifth Season Tengzhou Enterprise Management Co., Ltd., filed as Exhibit 10.9 to the Amendment, however, we have been unsuccessful in locating the referenced attachments to the Commercial Property Lease Contract, dated February 5, 2010, between The Fifth Season Liyang Investment Management Co., Ltd. and Quan Ju Xiang Catering, filed as Exhibit 10.5. The referenced attachments to Exhibit 10.5 are a redlined location map (Attachment 1), the license and registration of both parties (Attachment 2), and a copy of Quan Ju Xiang Catering’s principal’s PRC ID card (Attachment 3). We no longer have access to the original business license of Fifth Season Liyang Investment Management Co., Ltd. as it had to be submitted to PRC authorities as part of our September 2011 windup of that subsidiary.

10.	We note your response to comment 20 of our letter dated October 5, 2011. Please file the executed Amended and Restated Executive Employment Agreements for Shaoping Lu, Zhumin Zhang and Xiaolei Xing.

     RESPONSE: We have included the conformed signatures to the Amended and Restated Executive Employment Agreements for Shaoping Lu, Zhumin Zhang and Xiaolei Xing filed as Exhibits 10.25, 10.26 and 10.29 to the Amendment.

* * *

Division of Corporation Finance
January 18, 2012

     If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (86) 755 83 67 9378 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, our outside special securities counsel at (202)772-5946.

Sincerely,

FIFTH SEASON INTERNATIONAL, INC.

By:/s/ Shaoping Lu
Name: Shaoping Lu
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.